UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 24, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Infinity Pharmaceuticals, Inc.

File No. 333-134438 - CF# 28598

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Infinity Pharmaceuticals, Inc. (formerly Discovery Partners International, Inc.) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on May 24, 2006, as amended.

Based on representations by Infinity Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.48   through July 11, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel